Digital Turbine, Inc.
111 Nueces Street

Austin, Texas 78701

April 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. Mitchell Austin

Ms. Jan Woo

Re:	Digital Turbine, Inc.

Registration Statement on Form S-3

File No. 333-230785

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Digital Turbine, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective on Tuesday, April 16, 2019, at 10:00 a.m. (Washington D.C. time), or as soon thereafter as may be practicable.

We request that we be notified of such effectiveness by a telephone call to Ben D. Orlanski of Manatt, Phelps & Phillips, LLP at 310-312-4126.

Very truly yours,

DIGITAL TURBINE, INC.

By: /s/ Barrett Garrison
Name: Barrett Garrison
Title: Chief Financial Officer